PROSPECTUS SUPPLEMENT
(To Prospectus dated December 30, 2010)

Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-169439

(Proposed Holding Company for Rockville Bank)
Up to 14,950,000 Shares of Common Stock
(Subject to increase to up to 17,192,500 Shares)
$10.00 per Share

This supplements the prospectus of Rockville Financial New, Inc. dated December 30, 2010. This prospectus supplement should be read together with the prospectus.
Our Board of Directors has chosen William H.W. Crawford, IV to succeed our longstanding President and Chief Executive Officer William J. McGurk when Mr. McGurk retires at our annual meeting of shareholders in April 2011. To ensure a smooth transition, Mr. Crawford will serve as Senior Executive Vice President of Rockville Financial, Inc. and Rockville Bank, and upon the completion of the conversion and offering, of Rockville Financial New, Inc., until Mr. McGurk’s retirement. Mr. Crawford will also be appointed to our Board of Directors. Mr. McGurk will continue to serve as a member of our Board of Directors until his term expires in 2013 and will remain a consultant to Rockville Bank after his retirement.
Our Board of Directors has been engaged in a search for Mr. McGurk’s successor with the assistance of its Succession Committee and Kaplan Associates since Mr. McGurk announced his planned retirement in June 2009. Mr. Crawford served most recently as Regional Vice President, Eastern Virginia Commercial Banking Group, of Wells Fargo Bank, N.A., where he led the middle market commercial banking group and products specialist teams serving public and private companies in Virginia. Mr. Crawford has held various other management positions at Wells Fargo Bank, N.A. and its predecessors, Wachovia Bank, N.A. and SouthTrust Bank, N.A., during his 23-year banking career. As our new President and Chief Executive Officer, Mr. Crawford will have significant influence over the successful operation and strategic growth of our financial institution, including the effective deployment of capital raised in this offering.
Effective January 3, 2011, consistent with the previously announced succession timeline, Rockville Financial, Inc. and its banking subsidiary, Rockville Bank, entered into an employment agreement with Mr. Crawford. The term of Mr. Crawford’s employment agreement is until December 31, 2013, subject to possible annual extensions. The agreement provides for an initial base salary of $375,000 per year, which shall be increased to $410,000 as of May 2011. Mr. Crawford will also receive a signing bonus in two installments to compensate him for the bonus forfeited at his previous employer. The first installment will be made in the amount of $200,000 and paid in the first payroll following January 3, 2011, and the second installment will be made in the amount of $100,000 and paid in the first payroll following May 1, 2011, provided that Mr. Crawford remains employed with us on such date. The employment agreement also provides that Mr. Crawford will be eligible to earn annual incentive compensation with an incentive target set at 50% of his base salary for 2011 and 60% of his base salary for 2012. Mr. Crawford will be eligible to participate in the cash incentive plans and stock benefit plans and to receive fringe benefits generally available to Rockville Bank’s executive officers.
The employment agreement provides that stock option and restricted stock grants will be made to Mr. Crawford under our 2006 Stock Incentive Award Plan. Mr. Crawford will receive $185,000 in the form of nonqualified stock options and a number of restricted shares equivalent to the number of shares of common stock of Rockville Financial, Inc. valued at $65,000, in each case based on the closing price on or about March 15, 2011. The restricted stock and nonqualified options shall vest in five equal annual installments until fully vested on January 3, 2017, provided Mr. Crawford remains employed with Rockville Financial, Inc. and Rockville Bank on each annual vesting date.
Mr. Crawford’s employment agreement also provides for severance benefits in the event of certain termination events and a change of control. Benefits under a change of control are capped at the golden-parachute level under Internal Revenue Code Section 280G. The Agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-solicitation and non-competition.
Rockville Financial New, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov.
THESE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK. NEITHER THE STATE OF CONNECTICUT DEPARTMENT OF BANKING, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Keefe, Bruyette & Woods, Inc.
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The date of this prospectus supplement is January 6, 2011.